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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rite Aid Corporation

(Name of Issuer)

Common Stock par value $1.00 per share

(Title of Class of Securities)

767754 10 4

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2003

(Date of Event which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 2 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 3 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 4 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 5 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 6 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 7 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 8 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

0

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 9 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above persons (entities only): Jonathan D. Sokoloff

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, PF, AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 705,436 shares of Common Stock held by the Jonathan D. Sokoloff and Cheryl D. Sokoloff Family Trust
8. Shared Voting Power 71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock
9. Sole Dispositive Power 705,436 shares of Common Stock held by the Jonathan D. Sokoloff and Cheryl D. Sokoloff Family Trust
10. Shared Dispositive Power 71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

72,288,218, including 71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.3% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 10 of 19 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

66,651 shares of Common Stock

  8.    Shared Voting Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

  9.    Sole Dispositive Power

66,651 shares of Common Stock

10.    Shared Dispositive Power

71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

71,649,433, including 71,582,782 shares of Common Stock issuable upon conversion of 3,937,053 shares of Rite Aid’s 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 12.2% beneficial ownership of the voting stock based on 515,115,664 shares of Common Stock outstanding on December 18, 2002

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 11 of 19 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates in its entirety the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2000 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the SEC on June 18, 2002.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 relates to the common stock, par value $1.00 per share (the “Common Stock”), of Rite Aid Corporation, a Delaware corporation (the “Issuer”) and the 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock, par value $1.00 per share, convertible into Common Stock of the Issuer (the “Series D Preferred Stock”).

The address of the Issuer’s principal executive offices is 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Amendment No. 2 is being filed by Green Equity Investors III, L.P., a Delaware limited partnership (“GEI III”), Green Equity Investors Side III, L.P., a Delaware limited partnership (“GEI Side III”), GEI Capital III, LLC, a Delaware limited liability company (“GEIC”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Grand Avenue Associates, L.P., a Delaware limited partnership (“Grand Avenue”), Grand Avenue Capital Corporation, a Delaware corporation (“GACC”), Jonathan D. Sokoloff and John G. Danhakl (collectively, “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment No. 2 (the “Joint Filing Agreement,” attached hereto as Exhibit 7.9).

GEI III and GEI Side III are the direct owners of 3,937,053 shares of Series D Preferred Stock of the Issuer as of March 31, 2003, which is convertible into approximately 71,582,782 shares of the Common Stock of the Issuer (the “Shares”). GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III. GEI Side III’s investments represent less than 1% of the amount invested in each transaction. GEIC is the general partner of GEI III and GEI Side III. GEIC’s principal business is to act as the general partner of GEI III and GEI Side III, each of whose principal business is to pursue investments. Grand Avenue is a limited partner of GEI III. Grand Avenue’s principal business is to serve as a limited partner of GEI III and other affiliated funds. GACC is the general partner of Grand Avenue. GACC’s principal, business is to serve as the general partner of Grand Avenue and a fund affiliated with GEI III. LGP is the management company of GEI III and GEI Side III and an affiliate of GEIC, Grand Avenue and GACC. LGP’s principal business is to act as the management company of GEI III, GEI Side III and other affiliated funds. LGPM is the general partner of LGP. Due to their relationship with GEI III and GEI Side III, each of LGP, LGPM, GEIC, Grand Avenue and/or GACC may be deemed to have shared

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 12 of 19 Pages

voting and investment power with respect to the Shares beneficially owned by GEI III and GEI Side III. As such, LGP, LGPM, GEIC, Grand Avenue and/or GACC may be deemed to have shared beneficial ownership of the Shares of which GEI III and GEI Side III are deemed to be beneficial owners. Each of LGP, LGPM, GEIC, Grand Avenue and GACC, however, disclaims beneficial ownership of such Shares.

Jonathan D. Sokoloff and John G. Danhakl directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI III, GEI Side III, GEIC, LGP, LGPM, Grand Avenue and/or GACC. Each of Messrs. Sokoloff and Danhakl is a director of the Issuer, a managing partner of LGP and a limited partner of Grand Avenue. Each of Messrs. Sokoloff and Danhakl may be deemed to have shared voting and investment power with respect to all Shares beneficially owned by GEI III and GEI Side III. As such, Messrs. Sokoloff and Danhakl may be deemed to have shared beneficial ownership over such Shares. Messrs. Sokoloff and Danhakl, however, disclaim beneficial ownership of such Shares.

(b)	The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI III, GEI Side III, GEIC, LGP, LGPM, Grand Avenue or GACC.

Jonathan D. Sokoloff is a managing partner of LGP and a member of the Board of Directors of the Issuer.

John G. Danhakl is a managing partner of LGP and a member of the Board of Directors of the Issuer.

(d)	None of GEI III, GEI Side III or any of the other Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of GEI III, GEI Side III or any of the other Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Messrs. Sokoloff and Danhakl are citizens of the United States of America.

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 13 of 19 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

GEI III acquired shares of 8% Series B Cumulative Convertible “Pay-In-Kind” Preferred Stock (the “Series B Preferred Stock”) on December 9, 1999 upon the exchange of shares of the Issuer’s 8% Series A Cumulative Convertible “Pay-In-Kind” Preferred Stock (the “Series A Preferred Stock”). The shares of Series A Preferred Stock were purchased on October 27, 1999 for $300,000,000 from GEI III’s working capital. On October 5, 2001, the Issuer exchanged all outstanding shares of Series B Preferred Stock for an equal number of shares of Series D Preferred Stock. The Series D Preferred Stock differs from the Series B Preferred Stock only in that the consent of holders of the Series D Preferred Stock is not required in order for the Issuer to issue shares of the Issuer’s capital stock that are on parity with the Series D Preferred Stock with respect to dividends and distributions upon the liquidation, distribution or winding up of the Issuer.

The Series D Preferred Stock pays an annual dividend of 8% in quarterly installments in the form of cash or additional shares of Series D Preferred Stock at the Issuer’s discretion. Pursuant to this annual dividend, the following distributions took place: on June 30, 2002, GEI III acquired 72,744 shares of Series D Preferred Stock, which is convertible into approximately 1,322,618 shares of Common Stock of the Issuer; on September 30, 2002, GEI III acquired 74,199 shares of Series D Preferred Stock, which is convertible into approximately 1,349,073 shares of Common Stock of the Issuer; and on December 31, 2002, GEI III acquired 76,683 shares of Series D Preferred Stock, which is convertible into approximately 1,394,236 shares of Common Stock of the Issuer.

As of March 31, 2003, GEI III is the direct owner of 3,937,053 shares of Series D Preferred Stock, which is convertible into approximately 71,582,782 shares of Common Stock of the Issuer.

Jonathan D. Sokoloff acquired 505,436 shares of Common Stock by distribution of shares owned by Green Equity Investors, L.P., a prior private equity fund. On January 22, 2002, Jonathan D. Sokoloff acquired 200,000 shares of Common Stock by using personal funds. Jonathan D. Sokoloff has indirect beneficial ownership of these 705,436 shares of Common Stock, which are held in the Jonathan D. Sokoloff and Cheryl D. Sokoloff Family Trust.

On January 11, 2002, John G. Danhakl acquired 66,651 shares of Common Stock by using personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION

GEI III, GEI Side III and the other Reporting Persons acquired the Series D Preferred Stock for investment purposes. GEI III, GEI Side III and certain of the Reporting Persons including Jonathan D. Sokoloff and John G. Danhakl, intend to participate in the management of the Issuer through representation on the Issuer’s board of directors. For further information, see Items 2 and 6 hereof.

Except as disclosed in this Item 4, none of GEI III, GEI Side III or any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 14 of 19 Pages

the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons will, however, take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI III and GEI Side III	0	71,582,782(1)	71,582,782	12.2%
Jonathan D. Sokoloff	705,436	71,582,782(1)	72,288,218	12.3%
John G. Danhakl	66,651	71,582,782(1)	71,649,433	12.2%
All Other Reporting Persons	0	71,582,782(1)	71,582,782	12.2%

(1)	The Reporting Persons do not directly own these shares of Common Stock of the Issuer as of the date of this Amendment No. 2. Upon conversion of the 3,937,053 shares of Series D Preferred Stock, however, GEI III, GEI Side III and the other Reporting Persons would be deemed to beneficially own at least 71,582,782 shares of Common Stock representing approximately 12.2% of the Issuer’s Common Stock.

(c)	Other than as reported in this Amendment No. 2, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment No. 2.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 27, 1999, GEI III purchased 3,000,000 shares of the Issuer’s Series A Preferred Stock at a purchase price of $100 per share. On December 9, 1999, GEI III exchanged all of its shares of Series A Preferred Stock for an equivalent number of shares of Series B Preferred Stock. On October 5, 2001, the Issuer exchanged all outstanding shares of Series B Preferred Stock for an equal number of shares of Series D Preferred Stock. The Series D

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 15 of 19 Pages

Preferred Stock differs from the Series B Preferred Stock only in that the consent of holders of the Series D Preferred Stock is not required in order for the Issuer to issue shares of the Issuer’s capital stock that are on parity with the Series D Preferred Stock with respect to dividends and distributions upon the liquidation, distribution or winding up of the Issuer. Each share of Series D Preferred Stock is convertible into the number of shares of the Issuer’s Common Stock equal to the liquidation preference divided by the conversion price.

Each holder of Series D Preferred Stock is entitled to vote together with holders of the Issuer’s Common Stock as a single class, and each holder of Series D Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of such holder’s Series D Preferred Stock. The holders of Series D Preferred Stock are entitled to vote separately as a class to elect two directors to the Issuer’s Board of Directors. Pursuant to this right, John G. Danhakl and Jonathan D. Sokoloff hold seats on the Issuer’s Board of Directors. John G. Danhakl was elected to the Issuer’s Board of Directors in February 2003, in order to fill the seat previously held by Leonard I. Green.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, holders of Series D Preferred Stock are entitled to receive out of the Issuer’s assets legally available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock ranking junior to the Series D Preferred Stock, a liquidation preference of $100, subject to certain adjustments, plus all accrued and unpaid dividends thereon. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the amounts payable to holders of Series D Preferred Stock and any other shares of preferred stock ranking as to such distribution on parity with the Series D Preferred Stock are not paid in full, the holders of Series D Preferred Stock and of such other shares of preferred stock will share ratably in any such distribution of the Issuer’s assets in proportion to the full respective preferential amounts to which they are entitled.

Each holder of Series D Preferred Stock is entitled to receive cumulative preferential dividends at the rate of 8% on the liquidation preference, payable quarterly in arrears. Dividends shall be paid, at the Issuer’s option, either in cash, additional shares of Series D Preferred Stock, or a combination thereof. From time to time, on or after October 25, 2004, the Issuer may redeem shares of Series D Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. Holders of Series D Preferred Stock have no preemptive rights to subscribe for any additional securities which the Issuer may issue. The Issuer has granted the holders of Series D Preferred Stock certain registration rights with respect to the Series D Preferred Stock and the Common Stock into which the Series D Preferred Stock may be converted. A more complete description of the rights and preferences of the Series D Preferred Stock is set forth in the Certificate of Designations filed herewith as Exhibit 7.6 and incorporated by reference to the Issuer’s Form 10-Q, filed with the SEC on October 12, 2001.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 16 of 19 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1

Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation’s Current Report on Form 8-K, dated November 2, 1999).

7.2

Registration Rights Agreement, dated as of October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 4.1 to Rite Aid Corporation’s Current Report on Form 8-K, dated November 2, 1999).

7.3	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.4	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.5

Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.61 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

7.6

Certificate of Designations of 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

7.7	Joint Filing Agreement, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.7 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.8	Power of Attorney, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.9	Joint Filing Agreement, dated April 1, 2003 (filed herewith).

7.10	Power of Attorney, dated April 1, 2003 (filed herewith).

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated as of April 1, 2003

Green Equity Investors III, L.P. By: GEI Capital III, LLC, its General Partner

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side III, L.P. By: GEI Capital III, LLC, its General Partner

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

GEI Capital III, LLC

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 18 of 19 Pages

Grand Avenue Associates, L.P. By: Grand Avenue Capital Corporation, its General Partner

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

Grand Avenue Capital Corporation

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff

/s/ JOHN G. DANHAKL
John G. Danhakl

CUSIP No. 767754 10 4	Amendment No. 2 to Schedule 13D	Page 19 of 19 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1

Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation’s current report on Form 8-K, dated November 2, 1999).

7.2

Registration Rights Agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 4.1 to Rite Aid Corporation’s current report on Form 8-K, dated November 2, 1999).

7.3	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.4	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.5

Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.61 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

7.6	Certificate of Designations, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed on October 12, 2001).

7.7	Joint Filing Agreement, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.7 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.8	Power of Attorney, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.9	Joint Filing Agreement, dated April 1, 2003 (filed herewith).

7.10	Power of Attorney, dated April 1, 2003 (filed herewith).